UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number 001-15144

TELUS CORPORATION

(Translation of registrant’s name into English)

23rd Floor, 510 West Georgia Street

Vancouver, British Columbia V6B 0M3

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                           Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

Incorporation by Reference

This report on Form 6-K and the exhibits hereto are specifically incorporated by reference into the registration statement on Form F-10 (File No. 333-256124), the registration statement on Form F-3D (File No. 333-258770) and the registration statements on Form S-8 (File Nos. 333-181463 and 333-125486), of TELUS Corporation.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS CORPORATION

By:	/s/ Andrea Wood
	Name:	Andrea Wood
	Title:	Chief Legal and Governance Officer

Date: August 5, 2022

Exhibit Index

Exhibit Number	Description of Document

99.1	Consolidated Financial Statements
99.2	Management’s Discussion and Analysis
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase

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